

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Qizhou Wu
Chief Executive Officer and Director
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City, Hubei Province
The People's Republic of China

   Re: China Automotive Systems, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2022
     File No. 000-33123

Dear Qizhou Wu:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Disclosure Review Program

cc: David A. Sakowitz